

April 17, 2024

Brian Armstrong
Chief Executive Officer
Coinbase Global, Inc.
c/o The Corporation Trust Company
1209 Orange Street
Wilmington, DE 19801

> **Re: Coinbase Global, Inc.**
> **Form 10-K for the year ended December 31, 2022**
> **Form 10-K for the year ended December 31, 2023**
> **File No. 001-40289**

Dear Brian Armstrong:

We have reviewed your October 20, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 22, 2023 letter.

Form 10-K for the year ended December 31, 2023

Cover Page

1. We note your response to prior comment 2 and reissue. Please revise disclosure in future filings to provide the address of your principal executive offices. While we note that you are a remote-first company and you have provided the address of your agent for service of process, identification of a principal executive office is a requirement of Form 10-K.

Part I
Item 1. Business, page 8

2. We note your response to prior comment 3 and reissue in part. In future filings please summarize the information provided in your response letter regarding your various digital engagement practices, investment education tools, optimization functions, and data

collection practices. Please also revise to add a risk factor discussing potential conflicts of interest that may result from the use of optimization functions.

Ecosystem Products
Staking, page 9

3.   We note your response to prior comment 7. Given the growth of your staking business, in future filings please expand disclosure in this section regarding your staking program, discussing how the staking process operates, how you provide services and generate revenue from that process, your custodial practices for staked crypto assets, a brief description of your cbETH product, and how your arrangements with customers are structured.

Trusted Crypto Platform
Custodial Practices, page 12

4.   We note that your Coinbase Asset Management offering utilizes both Coinbase and third parties as custodians. In future filings please revise to identify such third party custodians and describe the material terms of any agreements you have with them. Additionally please clarify your disclosure on page 12 that you "do not use sub-custodians in connection with the storage of digital assets" to explain what you mean by this in light of your disclosure regarding the use of third party custodians.

Item 1A. Risk Factors
The Most Material Risks Related to Our Business and Financial Position
A particular crypto asset, product or service's status as a "security", page 38

5.   We note your response to prior comments 41 and 42. In particular, we note your disclosure on pages 17 and 38 that "[t]here is currently no certainty under the SEC's application of the applicable legal test as to whether particular crypto assets, products or services" are securities. In future filings please revise your disclosure to clarify that the Commission and courts have identified numerous crypto assets, products and services as securities. Please also remove the statement on page 38 that "the SEC's views in this area have evolved over time," consistent with other revisions you made in response to our prior comments. In addition, refer to your statement that "[t]he legal test for determining whether any given crypto asset, product or service is a security was set forth in the 1946 Supreme Court case SEC v. W. J. Howey Co." We note that crypto assets, products and services can be securities other than investment contracts, such as notes. In future filings please revise your disclosure accordingly.

The theft, loss, or destruction of private keys required to access any crypto assets, page 45

6.   We note your response to prior comment 44 and your disclosure that the total value of crypto assets in your possession and control is "significantly greater" than the total value of insurance coverage that would compensate you in the event of theft or other loss of

funds. Please revise this risk factor in future filings to describe your limited coverage in greater detail, including, to the extent accurate, that you may be liable for the full amount of losses suffered, which could be greater than all of your remaining assets. Additionally, please disclose in future filings the term of your insurance policy or policies and any renewal options.

Other Risks Related to Our Business and Financial Position
Because our long-term success depends, page 48

7.   We note your response to prior comment 46. Please describe for us in greater detail the current functionality of the NFT marketplace and your plans for future phases or development of the marketplace.

We provide secured loans to our customers, page 52

8.   We note your response to prior comment 47. In future filings please provide summary-level disclosure in your business section of your lending and borrowing activities.

General Risk Factors
We might require additional capital, page 79

9.   We note your response to prior comment 50 and reissue in part. In future filings please update your disclosure to reflect your response to this comment relating to blockchain tokens.

Part II
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 90

10.   We note your response to prior comment 4 and your disclosure of revenue disaggregated by geography in Note 5 on page 154 to your financial statements. Please address the following:
   • Tell us whether revenue derived from outside the United States is concentrated in any revenue source, and if so, please discuss that fact in your MD&A. We also note that revenues from customers not domiciled in the United States decreased 66% and 25% for each of the years ended December 31, 2022 and 2023.
   • Please also revise future filings to disclose whether these decreases are a known trend and your expectations of this trend continuing or changing in future financial periods. Refer to Item 303(b)(2)(ii) of Regulation S-K.

11.   We note that you attribute the decline in transaction revenue from $2.4 billion in 2022 to $1.5 billion in 2023 to a $1.2 billion reduction in consumer transaction volume offset in part by an increase of $418.8 million attributable to changes in customer mix towards higher fee trades. Considering the offsetting impact of approximately 35% and $418.8 million on the $1.2 billion reduction in year-over-year consumer transaction revenue of 55% from higher fee trades, please tell us how your existing disclosures capture the

change in underlying trends and your consideration of disaggregating trading volume between fee levels. Refer to Item 303(b)(2)(ii) of Regulation S-K.

12.   We note the statement in your Fourth Quarter and Full-Year 2023 Shareholder letter that on a year-over-year basis asset under custody inflows were approximately $7 billion. Given the ongoing growth in your custody business, please tell us your consideration of disclosing your assets under custody as of each period presented.

Key Business Metrics, page 91

13.   We note your response to prior comment 13 and your enhanced disclosures on page 92. Please revise future filings to enhance your overall market disclosure to elaborate on how specific items impact the overall market. For example, in your disclosure you indicate the temporary de-pegging of USDC contributed to the decline in market volatility, and you also note that de-pegging events drove increases in USDT trading volume. However, it is unclear from your disclosure why de-pegging would contribute to the market trends you discuss.

Non-GAAP Financial Measure, page 105

14.   We note your response to prior comment 15. Please address the following with respect to your response and revised disclosure:
- Please expand on why you believe Adjusted EBITDA is useful in evaluating your operating performance. In your response, please explain why your adjustment to exclude impairment charges on crypto assets results in a measure that is useful in evaluating your performance despite how integral crypto assets are to your business.
- In your response you indicate that you exclude certain non-cash charges from Adjusted EBITDA to provide investors with supplemental information with respect to the Company's liquidity. If Adjusted EBITDA is meant to provide investors with supplemental information with respect to your liquidity, tell us how you have determined that adjustments that directly impact the liquidation value of crypto assets still held, derivatives, net, investments, net and other adjustments, net comply with Item 10(e)(1)(ii)(A) of Regulation S-K. See also Question 102.09 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
- In your response you state that while crypto asset impairment, net is a recurring charge, it is appropriately excluded from the Company's Adjusted EBITDA because it is a non-cash expense. Please tell us why crypto assets received as revenue and crypto asset payments for expenses, which appear to also be recurring non-cash items, are not similarly excluded from your calculation of Adjusted EBITDA.
- Please tell us the nature of the items included in your "other adjustments, net" adjustment. In your response, please provide us with a schedule of the individual items included in this adjustment for each period presented.
- Please tell us how your (gain)loss on investments, net adjustment reconciles to the similarly titled line item in your Consolidated Statements of Cash Flows.
- Tell us how you determined that non-recurring accrued legal contingencies,

settlements and related costs are not recurring when you have recognized such adjustments for each of the three years presented. In your response, please clarify how such amounts reconcile to the amounts recognized in the consolidated statements of operations and why you have only adjusted for select items. Please refer to Item 10(e)(1)(ii) of Regulation S-K and Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

- Tell us what the Adjusted EBITDA measure reflects compared to GAAP cash flows provided by (used in) operating activities and net income and how this measure is useful to investors in evaluating your on-going operations, considering also that the measure does not exclusively include or exclude cash and/or non-cash activity.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 117

15. Please address the following with respect to your response to prior comment 19 and your revised disclosure.
- We note your derivative notional balances changed materially from December 31, 2022 to December 31, 2023 and the year-over-year income statement impact was $107 million. Please revise future filings to address your general derivative strategies including any changes thereto and quantify the financial statement impact resulting from your derivative financial instruments. Refer to Item 305(b) of Regulation S-K.
- In the proposed disclosure in your response, you state you recognized impairment charges related to strategic investments of $329.2 million in 2021. Please tell us how this amount reconciles to the impairment charge of $19.6 million reflected in your table on page 104.

Note 5. Revenue, page 154

16. We note your adjustment of crypto assets received as revenue in your consolidated statements of cash flows for the periods presented. In future filings, please enhance your revenue accounting policy to specify for which revenue types you receive and recognize non-cash consideration.

17. We note your response to prior comment 27 and your stablecoin revenue recognition policy on page 139. Please address the following with respect to your relationship with the issuer of USDC under your original distribution agreement and/or your August 2023 Collaboration Agreement:
- Tell us what you determined your performance obligation was under your original distribution agreement and collaboration agreement and how that performance obligation is satisfied. Please revise your accounting policy in future filings to include this information. Refer to ASC Topic 606-10-50-12.
- Please provide us with a summary of the rights and obligations between you and the issuer of USDC with respect to the original distribution agreement and the collaboration agreement.
- Tell us the term of the collaboration agreement and clarify for us whether the agreement can be terminated or modified at any time by either party with or without

penalty.
- Clarify for us how income is calculated under the original distribution agreement and under the collaboration agreement and tell us how you considered the need to disclose more detail with respect to the calculation. Refer to ASC Topic 606-10-50-20 through 606-10-50-21.
- Tell us and enhance future filings to define "total market capitalization" which you identify as a factor in the amount of revenue you earn.
- Explain to us how revenue received from your arrangement with the issuer of USDC was impacted by the termination of the original distribution agreement and entry into a new collaboration agreement. In your response, tell us how you considered the need to provide MD&A disclosure about the impact of the new agreement in order for investors to understand expected trends in your stablecoin revenue.

Note 6. Accounts and Loans Receivable, Net of Allowance, page 155

18. We note from your accounting policy disclosure on page 137 that your crypto asset loan receivables are initially and subsequently measured at the fair value of the underlying crypto asset lent and adjusted for expected credit losses. We also note from your disclosure on page 118 that you have embedded derivatives associated with your crypto asset loans receivable. Please address the following, referencing where appropriate, the authoritative guidance you rely upon to support your position:
- Tell us the basic terms of your crypto asset lending transactions, including the following:
  ◦ Whether the length of the loans is for a defined period of time or is open-ended.
  ◦ Whether the borrower can pre-pay the loan or you can call the loan before maturity.
  ◦ Whether the borrower has any restrictions on what they can do with the crypto asset lent.
  ◦ Whether the borrower is obligated to return the same type of crypto asset as lent.
  ◦ Whether there are any provisions where the borrower can settle the loan in cash or in a different crypto asset.
  ◦ Whether the borrower must pay the interest component in the same crypto asset as lent.
  ◦ Whether the interest component is indexed to the crypto asset lent.
- Tell us how you account for your crypto asset loans receivable. In your response, explain:
  ◦ Whether you derecognize the crypto asset lent.
  ◦ Whether you record a gain or loss upon issuance of the loan when marking it to fair value and, if so, where you classify that gain or loss.
  ◦ Why you record a derivative including whether the loan is a derivative in its entirety or if it contains an embedded derivative.
- Tell us how you account for collateral received on your crypto asset loans receivable, including crypto held in a Coinbase omnibus wallet that can be used for

collateral. Clarify when you record the collateral on your balance sheet and explain whether your accounting for collateral differs from your accounting for crypto asset borrowing transactions and explain why.

19.   Please address the following with respect to USDC loans:
   •   Please provide us with, and consider expanding your disclosure in future filings to include, a detailed analysis explaining how you arrived at the conclusion that loaned USDC should continue to be recognized on your balance sheet with reference to relevant accounting literature.
   •   Please tell us, and consider expanding your disclosure in future filings to include, your collateral policies with respect to loaned USDC. In your response, tell us the amount of collateral pledged by borrowers with respect to USDC loans, the form of that collateral (e.g., fiat currency or other crypto assets) and whether the collateral meets the recognition criteria to be included in your consolidated balance sheets.

20.   We note your disclosure on page 133 that loans receivable are collateralized with crypto assets held by borrowers in their crypto asset wallets on your platform. Please provide us the following:
   •   Tell us whether in all cases you request the additional collateral from the borrower if the fair value of the collateral drops below the predefined threshold. If not, please quantify how frequently you do not actually enforce your contractual rights under your loan receivable agreements and clarify the factors that you evaluate in deciding not to require the additional collateral to be posted.
   •   Given the nature of the collateral for these loans receivable, tell us how you concluded that the collateral maintenance practical expedient in ASC 326-20-35-6 applied for these loan receivables.
   •   We note your disclosure on page 162 that you had $712.6 million and $136 million of collateral assets pledged by borrowers as of December 31, 2023 and 2022 respectively where the Company did not have a right to use the collateral or the collateral did not meet the recognition criteria. Please explain to us why the collateral did not meet the recognition criteria. Cite any relevant accounting literature in your response. Additionally, in your response, please provide a schedule detailing the amount of unrecognized collateral assets denominated in USDC, fiat currency and crypto assets (including the type of crypto asset). Tell us what consideration you have given to including this information in your filing.

21.   We note your disclosure on page 139 that crypto asset borrowings are accounted for as hybrid instruments, with a liability host contract that contains an embedded derivative. Please address the following referencing, where appropriate, the authoritative guidance you rely upon to support your position:
   •   Tell us the basic terms of your crypto asset borrowing transactions. In addition to the terms disclosed in the second paragraph on page 137, tell us the following:
      ◦   Whether you can pre-pay the loan or the lender can call the loan before maturity.

        º If you have any restrictions on your use of the cryptocurrency borrowed.
        º If there are any provisions that allow you to settle the loan in cash or in a different cryptocurrency. If so, tell us those provisions.

- Tell us how you account for your crypto asset borrowings. In your response, explain how you identify an embedded derivative. Cite any relevant accounting literature in your response.
- Tell us how you account for collateral posted on your crypto asset borrowings. In your response:
  - Clarify when you derecognize the collateral posted from your balance sheet.
  - Explain whether your accounting for collateral differs from your accounting for crypto asset lending transactions and, if so, explain why.

Note 9. Goodwill, Intangible Assets, Net, and Crypto Assets Held, page 157

22. We note your response to prior comments 7, 8, 23 and 37. Please address the following with respect to your staking activities:

- It appears from your disclosure on page 9 that approximately $16.8 billion of customer assets held by you have been staked through your platform (approximately $9.4 billion and $7.4 billion staked for individual and institutional customers respectively). Please provide us a schedule detailing the amount of assets staked for each of the seven staking assets supported by your platform. Please provide this information disaggregated by type of customer (i.e. individual or institutional).
- Please provide us with the following information related to your blockchain rewards for each period presented in your financial statements. To the extent you are able, please provide the information in the form of a schedule that reconciles to the total blockchain rewards recognized for each period:
  - Tell us the amount of blockchain rewards revenue recognized for staking your own assets held for investment, staking assets on behalf of customers on your own nodes and staking assets on behalf of customers on nodes operated by third parties.
  - Tell us the amount of blockchain rewards revenue recognized by type of staking asset supported by your platform.
- Please provide us with a detailed description of how your arrangements with individual and institutional customers are structured including a discussion of how you determine the portion of the blockchain rewards that will be retained by the company versus remitted to the customer.
- It appears from your disclosure in footnote 10 to your financial statements for the year ended December 31, 2023, that of the $16.8 billion of customer assets staked through your platform at December 31, 2023, approximately $10 billion was

Ethereum. Please confirm that our understanding is correct and address the following (note we may have similar comments related to other staking assets after reviewing your response):

- ° Provide us with a detailed description of the staking process. Your response should include a discussion of your role in the staking process and how and when rewards are transferred to you.
- ° Provide us with a step-by-step analysis of how you applied the guidance in ASC Topic 606 with respect to your revenue recognition policy.
- ° Tell us how you determined revenue related to assets staked by customers through your platform should be recognized on a gross basis. In your response, clarify whether revenue related to assets staked through third party nodes is also recognized on a gross basis.
- ° Tell us whether there are any restrictions on the availability of staked assets either placed on you and your customers by the blockchain network or placed on your customers by you. Tell us how any restrictions impacted your conclusions as to whether staked assets should be recognized on your balance sheet.

Note 14. Indebtedness, page 162

23. We note your response to prior comment 35. Please enhance your disclosures in future filings to state, if true, that:

- The capped calls mirror the conversion option embedded in the convertible notes, effectively "hedging" the economic effect of the embedded conversion option.
- You paid a fixed sum of cash upon execution of the privately negotiated capped call agreements, in exchange for the right to receive either a predetermined amount of cash or stock.
- Upon expiration of each agreement, if the closing market price of your common stock is above the initial cap price of approximately $478 per share of Class A common stock, you will have our initial investment returned with a premium in either cash or shares (at your election).
- If the closing market price of your common stock is at or below the initial strike price of $370.45 per share of Class A common stock, you will receive the number of shares specified in the agreements.
- Please also disclose in future filings any early termination or settlement provisions. Refer to ASC 815-40-50.

Exhibits

24.   We note your response to prior comment 1 and reissue. Please provide us with your analysis of the Circle Agreement under Item 601(b)(10)(i) and (ii) of Regulation S-K. In particular, please provide us your analysis of whether the agreement is material to the company within the meaning of Item 601(b)(10)(i) of Regulation S-K. In this regard, we note in the six months ended June 30, 2023, you derived 23.7% of your total revenue from the Circle Agreement. In addition, to the extent you believe the agreement is a contract that ordinarily accompanies the kind of business conducted by the company within the meaning of Item 601(b)(10)(ii) of Regulation S-K, please explain your basis for that conclusion. In this regard, we note that you entered into a share transfer agreement on August 18, 2023 to exchange your 50% interest in Centre Consortium LLC to its joint venture partner, Circle US Holdings, Inc., for 3.5% of the fully diluted equity of Circle Internet Financial Limited. Please also provide an updated discussion of why you believe the business is not substantially dependent on the agreement.

        Please contact Michelle Miller at 202-551-3368 or Bonnie Baynes at 202-551-4924 if you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or John Dana Brown at 202-551-3859 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Crypto Assets

cc: Michael Brown